希 慎 興 業 有 限 公 司
Hysan Development Company Limited



The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777   Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

SUPPL

Our Ref : SEC/TW/USSEC/L117-09cc/sal
Your Ref :

21 May 2009

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549,
USA
Mailstop: 3-2

BY AIR MAIL

09046575

Dear Sirs,

Hysan Development Company Limited, Exemption No. 82-1617

We, a company incorporated in Hong Kong, furnish a copy of Circular dated 20 May 2009 regarding final dividend for the year ended 31 December 2008 with option to receive shares in lieu of cash dividend for your kind attention and record.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PLW

Hysan 希慎

Hysan Development Company Limited
希 慎 興 業 有 限 公 司
(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code: 00014)

Chairman
Peter Ting Chang LEE

Independent non-executive Deputy Chairman
Sir David AKERS-JONES

Independent non-executive Directors
Fa-kuang HU
   (Raymond Liang-ming HU as his alternate)
Dr. Geoffrey Meou-tsen YEH

Non-executive Directors
Hans Michael JEBSEN
   (Kam Wing LI as his alternate)
Anthony Hsien Pin LEE
   (Peter Ting Chang LEE as his alternate)
Chien LEE
Dr. Deanna Ruth Tak Yung RUDGARD
   (Peter Ting Change LEE as her alternate)

Executive Directors
Ricky Tin For TSANG
Wendy Wen Yee YUNG

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

20 May 2009

Dear Shareholder(s),

FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2008
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND

INTRODUCTION

At the Annual General Meeting of shareholders of the Company held on 18 May 2009, an ordinary resolution had been passed to declare a final dividend of HK54 cents per ordinary share (the "Share(s)") in the capital of the Company.

The final dividend is payable in cash with a scrip dividend alternative **(the "Scrip Dividend")** to shareholders whose names appeared on the Register of Members on Monday, 18 May 2009 **(the "Record Date")**. The latest time for submission of transfer forms to qualify for the final dividend was 4:00 p.m. on Wednesday, 13 May 2009. Brief details of the Scrip Dividend arrangement were announced on 18 May 2009.

The purpose of this circular is to set out the procedures which apply in relation to the Scrip Dividend.

DETAILS OF THE SCHEME

Shareholders have the choice of receiving in respect of each existing Share:

(i)   a cash dividend of HK54 cents; or

(ii)   an allotment of new Shares **(the "New Shares")** credited as fully paid, save for adjustment for fractional entitlements, having a Market Value (as defined below), equal to the dividend of HK54 cents which the shareholder would otherwise receive in cash; or

(iii)   partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the Market Value of HK$14.852 per Share, being the average of the closing prices of the Shares on the Stock Exchange for the 5 consecutive Stock Exchange dealing days commencing on Tuesday, 12 May 2009, the first day the Shares traded ex-dividend **(the "Market Value")**.

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 18 May 2009 x HK54 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value (HK\$14.852)}} = \begin{array}{c}\text{Maximum number of New Shares}\\\text{(rounded down to the nearest whole number)}\end{array}$$

Fractions of New Shares resulting from shareholders' election will not be allotted to shareholders and entitlements to New Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND WARRANTS AND SHARE CERTIFICATES

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders by ordinary post at their risks on or about Tuesday, 9 June 2009. The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the final dividend for the year ended 31 December 2008.

Subject to the granting of approval for listing of and permission to deal in the New Shares on the Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System **("CCASS")** with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as determined by Hong Kong Securities Clearing Company Limited. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Shareholders should seek the advice of their licensed securities dealer or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests.

The Shares of the Company are listed and dealt in or on the Stock Exchange. Certain US$ and HK$ denominated Guaranteed Notes issued by a Group subsidiary, Hysan (MTN) Limited, that are guaranteed by the Company are listed on the Luxemburg Stock Exchange and the Stock Exchange respectively. Save as disclosed herein, none of the equity or debt securities of the Company are otherwise listed or dealt in or on any other stock exchange nor is listing of or permission to deal in or on any other exchange being or proposed to be sought.

FORM OF ELECTION

A form of election has been prepared for use by shareholders who wish to receive the final dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares, or to make a permanent election to receive Shares in lieu of any further dividend in cash form and, is enclosed with this circular.

If you wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares, you should complete and sign the form of election in accordance with the instructions printed thereon and return it so that it is received by the share registrars and transfer office of the Company, Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong (the "Registrars") so as to arrive no later than 4:00 p.m. on Wednesday, 3 June 2009. No acknowledgement of receipt of the form of election will be issued.

If you wish to receive the whole of the final dividend in cash you should NOT complete the form of election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the final dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the form of election. **Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent forms of election.** Such election or a notice not to be sent forms of election may be revoked at any time by giving 7 days' notice in writing to the Registrars. **Forms of election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Registrars in writing of their wish to revoke their election or notice.**

OVERSEAS SHAREHOLDERS

Shareholders with registered addresses in the United States of America or any of its territories or possessions or Malaysia will be excluded from receiving the form of election and will only receive the final dividend wholly in cash. Having obtained and taken into consideration legal opinions in those jurisdictions, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange on account either of the legal restrictions under the laws of the relevant place or of the requirements of the relevant regulatory body or stock exchange in that place. All shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the final dividend in scrip form or whether any government or other consents are required or other formalities need to be observed. No shareholder receiving a copy of this circular and/or a form of election in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him without the Company having to obtain any registration or comply with other legal requirements, governmental or regulatory procedures or any similar formalities. It is the responsibility of any person outside Hong Kong who wishes to receive New Shares under this scheme to comply with the laws of the relevant jurisdictions including obtaining any registration or complying with other legal requirements, governmental or regulatory procedures or any similar formalities. Persons who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

GENERAL

Whether or not it is to your advantage to elect to receive New Shares instead of cash, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom must be solely the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers.

Shareholders who are trustees are recommended to take professional advice as to whether a decision to receive New Shares is within their powers and as to the effect of such decision having regard to the terms of the trust instrument.

TIMETABLE OF EVENTS

2009

Shares quoted ex-dividend . . . . Tuesday, 12 May

Latest time for submission of transfer forms
   to qualify for the final dividend . . . . 4:00 p.m. on Wednesday, 13 May

Book closing dates . . . . Thursday, 14 May to Monday, 18 May

Record date for the final dividend . . . . Monday, 18 May

Last date for receipt of forms of election
   by the Registrars . . . . 4:00 p.m. on Wednesday, 3 June

Payment date for dividend warrants and
   certificates for New Shares mailed . . . . on or about Tuesday, 9 June

Expected first day of dealings in
   New Shares in Hong Kong . . . . on or about Tuesday, 9 June
(subject to the proper receipt of share certificates for
the New Shares by the relevant shareholders of the Company)

ADJUSTMENTS TO SUBSCRIPTION PRICES IN RELATION TO SHARE OPTIONS GRANTED UNDER THE SHARE OPTION SCHEMES

The Directors have been advised that in accordance with the terms of the share option schemes adopted by the Company, the Scrip Dividend will not result in any adjustment to the subscription prices payable on the exercise of the options granted under the share option schemes.

Yours faithfully,
Peter T.C. LEE
Chairman

閣下如對本通函有任何疑問，應諮詢　閣下之註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部希慎興業有限公司(「本公司」)股份售出或轉讓，應立即將本通函及隨附的選擇表格交予買主或承讓人，或送交經手買賣或轉讓的銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

香港交易及結算所有限公司及香港聯合交易所有限公司(「聯交所」)對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不對因本通函全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

Hysan希慎

Hysan Development Company Limited
希 慎 興 業 有 限 公 司
(根據香港公司條例第32章註冊成立之有限公司)
(股份代號：00014)

主席
利定昌

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

獨立非執行副主席
鍾逸傑爵士

獨立非執行董事
胡法光
　(胡亮明為其替任董事)
葉謀遵博士

非執行董事
Hans Michael JEBSEN
　(李錦榮為其替任董事)
利憲彬
　(利定昌為其替任董事)
利乾
利德蓉醫生
　(利定昌為其替任董事)

執行董事
曾殿科
容韻儀

敬啟者：

截至2008年12月31日止年度之末期股息
選擇收取股份以代替現金股息

緒言

本公司於2009年5月18日召開之股東週年大會上通過一項普通決議案，議決派發末期股息每股本公司普通股股份(「股份」)54港仙。

末期股息將以現金派發並附有以股代息選擇（「以股代息」）予於2009年5月18日（星期一）（「記錄日期」）登記於股東名冊上各股東。股份過戶表格最遲須於2009年5月13日（星期三）下午4時前呈交以符合收取末期股息之資格。有關以股代息安排之概要已載於2009年5月18日之公告內。

本通函旨在說明有關以股代息之程序。

計劃之詳情

有關股東就持有之每股股份可作如下選擇：

(i) 收取現金股息54港仙；或

(ii) 獲配發市值（按下文所載定義）相等於該股東原應以現金收取之股息54港仙，併入賬列為已繳足股款之新股份（「新股」）（對零碎股份之調整除外）；或

(iii) 部份以現金收取及部份以新股收取。

選擇收取代息股份之股東可獲配發新股數目的計算方式是將股東原本應收取之現金股息總額除以每股14.852港元之市值。市值乃指股份由2009年5月12日（星期二）（此等股份除息交易之首天）起連續5個交易日在聯交所之平均收市價（「市值」）。

計算應收新股的公式如下：

於2009年5月18日持有股份數目 x 54港仙 ＝ 最高股息額

$$\frac{最高股息額}{市值（14.852港元）} = \frac{最高新股數目}{（向下調整至最近之整數）}$$

如選擇收取代息股份之股東，將不會獲配發零碎股份，應付之新股將向下調整至最近之整數，零碎股份將彙集並出售，而有關收益概歸本公司所有。

於聯交所上市及寄發股息支票及股票

本公司已向聯交所提出申請批准新股上市及買賣。預期股息支票及／或新股股票（倘新股之上市申請獲得批准）將約於2009年6月9日（星期二）經普通郵遞方式寄予各股東，如有郵誤，由股東自行負責。新股將與現已發行之股份享有各方面同等權益，惟不獲發截至2008年12月31日止年度之末期股息。

倘新股獲得聯交所批准上市及買賣，該等新股將獲香港中央結算有限公司接納為合資格證券，新股將自其於聯交所開始買賣日或香港中央結算有限公司指定之其他日期起可於中央結算及交收系統（「中央結算系統」）內寄存、結算及交收。聯交所參與者之間的交易須於交易日後第2個營業日於中央結算系統內進行交收。所有中央結算系統之服務均依據其當時有效之一般規則及運作程序規則進行。股東應就交收安排之詳情及該安排對其權利及利益之影響向其註冊證券商或其他專業顧問諮詢意見。

一般資料

選擇全部或部份收取新股以代替現金是否對　閣下有利，乃視乎　閣下之個別情況而定。此方面之決定及其所引致之一切後果為個別股東之責任。　閣下如有任何疑問，應諮詢　閣下之專業顧問。

身為信託人之股東應就有關信託契約內之條款諮詢專業顧問之意見，以確定他們是否有權選擇收取新股及作出該選擇之影響。

時間表

2009年

股份除息報價	5月12日(星期二)
最遲呈交股份過戶表格以收取 　末期股息之時間	5月13日(星期三)下午4時正
暫停辦理股份過戶登記日期	5月14日(星期四)至5月18日(星期一)
末期股息記錄日期	5月18日(星期一)
股份過戶登記處最後收回 　選擇表格之日期	6月3日(星期三)下午4時正
寄發股息單及新股股票之日期	約於6月9日(星期二)
預計新股在香港首日買賣之日期	約於6月9日(星期二) (當本公司有關之股東收妥新股股票後開始)

調整按購股權計劃而授出購股權之認購價

根據董事會所獲提供之意見，依據本公司採納購股權計劃之條款，以股代息將不會導致按購股權計劃而授出購股權所涉及之認購價作出任何調整。

　　　　此致

列位股東　台照

主席
利定昌
謹啟

2009年5月20日

4